Exhibit 99.2 – Audited Consolidated Financial Statements

Management's Annual Report on Internal Control over Financial Reporting

The accompanying audited consolidated financial statements of Gold Reserve Inc. were prepared by management in accordance with accounting principles generally accepted in the United States, consistently applied and within the framework of the summary of significant accounting policies contained therein. Management is responsible for all information in the accompanying audited consolidated financial statements.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the U.S. Internal control over financial reporting includes:

•	maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
•	providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with U.S. generally accepted accounting principles;
•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of our executive officers; and
•	providing reasonable assurance that unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, as of December 31, 2021, as further described in our Management’s Discussion and Analysis for the year ended December 31, 2021, management has determined that there is a material weakness in the Company’s Internal Control over Financial Reporting and as such, the Company’s internal control over financial reporting as of December 31, 2021 was not effective.

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected. Specifically, as it relates to the assessment as of December 31, 2021, management did not design effective controls to ensure there was timely identification of indicators that the custody and recoverability of cash held in a foreign bank account existed. A more detailed discussion of management’s assessment of the effectiveness of its internal control over financial reporting, and its plans for remediation, is contained under the heading, Internal Control over Financial Reporting in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2021.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, and an adverse opinion is stated in their report which appears herein.

/s/ Rockne J. Timm	/s/ David P. Onzay
Chief Executive Officer	Chief Financial Officer
April 29, 2022	April 29, 2022

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Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Gold Reserve Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Gold Reserve Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and December 31, 2020, and the related consolidated statements of operations and comprehensive loss, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for each of the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and December 31, 2020, and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to the timely identification of indicators that the custody and recoverability of cash held in a foreign bank account existed, due to a potential decline in the financial position and liquidity at one of its financial institutions where $1 million of cash is held. This ultimately led to management’s conclusion that the cash held with this financial institution should be written off due to the Company’s inability to access the funds.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual Report on Internal Control over Financial Reporting. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2021 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

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Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recognition of the receivable associated with the Venezuelan arbitration

As described in Notes 1 and 3 to the consolidated financial statements, in July 2016, the Company signed the July 2016 settlement agreement, (as amended, the "Settlement Agreement") with the Bolivarian Republic of Venezuela ("Venezuela"), whereby Venezuela agreed to pay the Company a total of approximately $1.032 billion which is comprised of $792 million to satisfy the arbitral award (the “Award”) (including interest) and $240 million for the purchase of the Company’s mining data related to the Brisas project (the "Mining Data") to be settled in a series of payments ending on or before June 15, 2019. The Company has received approximately $254 million pursuant to the Settlement Agreement with the remainder unpaid. As specified in the Settlement Agreement, the first $240 million received by the Company from Venezuela has been recognized as proceeds from the sale of the Mining Data. Any future payments received by Venezuela are made in relation to the Award. As of December 31, 2021, the amount owing to the Company in relation to the Award is approximately $778 million, excluding interest. The Company has not recognized an Award receivable or associated liabilities which include taxes, bonus plan and contingent value right payments in accordance with the Settlement Agreement, as management has not yet determined that payment from Venezuela is probable. The Award receivable and any associated liabilities will be recognized when, in management’s judgment, it is probable that payment from Venezuela will occur.

The principal considerations for our determination that performing procedures relating to the recognition of the receivable associated with the Venezuelan arbitration is a critical audit matter is that there was significant judgment made by management when determining if recognition was required, which in turn led to a higher degree of

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subjectivity in performing audit procedures to evaluate management’s assessment of the probability of future payments from Venezuela.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s process of assessing the basis for recognizing the Award receivable and associated liabilities under the Settlement Agreement. These procedures also included, among others, evaluating how management formulated their judgement as to the likelihood of future payments being made by Venezuela. This included considering publicly available information such as sanctions imposed against Venezuela by both the United States and Canadian governments, the current economic and political instability in Venezuela and the history of non-payment by Venezuela under the terms of the Settlement Agreement.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

April 29, 2022

271

We have served as the Company's auditor since 2001.

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GOLD RESERVE INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars)

			December 31, 2021	December 31, 2020
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)			$49,117,630	$57,415,350
Marketable securities (Note 5)			105,218	83,575
Income tax receivable (Note 10)			8,682,839	8,682,839
Prepaid expense and other			506,663	573,411
Total current assets			58,412,350	66,755,175
Property, plant and equipment, net (Note 6)			2,153,678	2,514,552
Right of use asset			74,415	165,576
Total assets			$60,640,443	$69,435,303
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (Note 3)			$473,226	$780,925
Lease liability			77,093	92,819
Contingent value rights (Note 3)			60,242	60,242
Total current liabilities			610,561	933,986

Lease liability			–	77,093
Total liabilities			610,561	1,011,079

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares			302,679,682	302,469,647
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2021…99,547,710	2020…99,395,048
Contributed surplus			20,625,372	20,625,372
Stock options (Note 9)			23,402,083	21,409,668
Accumulated deficit			(286,677,255)	(276,080,463)
Total shareholders' equity			60,029,882	68,424,224
Total liabilities and shareholders' equity			$60,640,443	$69,435,303

Contingencies (Note 3)

The accompanying notes are an integral part of the audited consolidated financial statements.

Approved by the Board of Directors:

/s/ James Michael Johnston /s/ James P. Geyer

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GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollars)

	For the Years Ended
	December 31,
	2021	2020
INCOME (LOSS)
Interest income	$31,095	$294,277
Gain (loss) on disposition of property, plant and equipment (Note 6)	58,562	(30,476)
Gain on marketable equity securities	21,643	5,756
Foreign currency gain (loss)	(20,402)	24,100
Total Other Income	90,898	293,657
EXPENSES
Corporate general and administrative (Notes 3 and 9)	6,018,724	5,147,333
Contingent value rights (Note 3)	–	59,549
Siembra Minera Project and related costs (Note 7)	1,675,469	1,568,741
Write-down of property, plant and equipment (Note 6)	–	3,749,531
Loss on impairment of cash in bank account (Note 4)	1,166,529	–
Exploration costs	118,259	73,683
Legal and accounting	1,245,721	698,810
Arbitration and settlement (Note 3)	145,147	1,132,291
Equipment holding costs	317,841	470,364
Total Expense	10,687,690	12,900,302

Net loss before income tax benefit	(10,596,792)	(12,606,645)
Income tax benefit (Note 10)	–	1,089,360

Net loss and comprehensive loss for the year	$(10,596,792)	$(11,517,285)

Net loss per share, basic and diluted	$(0.11)	$(0.12)

Weighted average common shares outstanding, basic and diluted	99,481,626	99,395,048

The accompanying notes are an integral part of the audited consolidated financial statements.

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GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2021 and 2020

(Expressed in U.S. dollars)

			Contributed Surplus	Stock Options	Accumulated Deficit

	Common Shares
	Number	Amount
Balance, December 31, 2019	99,395,048	$ 302,469,647	$ 20,625,372	$ 20,752,893	$(264,563,178)
Net loss for the year	–	–	–	–	(11,517,285)
Stock option compensation (Note 9)	–	–	–	656,775	–
Balance, December 31, 2020	99,395,048	302,469,647	20,625,372	21,409,668	(276,080,463)
Net loss for the year	–	–	–	–	(10,596,792)
Share issuance	152,662	210,035	–	–	–
Stock option compensation (Note 9)	–	–	–	1,992,415	–
Balance, December 31, 2021	99,547,710	$ 302,679,682	$ 20,625,372	$ 23,402,083	$(286,677,255)

The accompanying notes are an integral part of the audited consolidated financial statements.

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GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the Years Ended
	December 31,
	2021	2020
Cash Flows from Operating Activities:
Net loss for the year	$(10,596,792)	$(11,517,285)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock option compensation	1,992,415	656,775
Depreciation	106,428	124,267
Write-down of property, plant and equipment	–	3,749,531
Loss (gain) on disposition of property, plant and equipment	(58,562)	30,476
Gain on marketable equity securities	(21,643)	(5,756)
Income tax recovery	–	(1,089,360)
Changes in non-cash working capital:
Decrease in income tax receivable	–	3,204,812
Net decrease in prepaid expense and other	66,748	174,461
Net increase (decrease) in accounts payable and accrued expenses	(99,322)	113,270
Net cash used in operating activities	(8,610,728)	(4,558,809)
Cash Flows from Investing Activities:
Proceeds from disposition of marketable equity securities	–	100,126
Proceeds from sale of property, plant and equipment	315,389	98,649
Purchase of property, plant and equipment	(2,381)	(46,753)
Net cash provided by investing activities	313,008	152,022
Cash Flows from Financing Activities:
Net cash used in financing activities	–	–
Change in Cash and Cash Equivalents:
Net decrease in cash and cash equivalents	(8,297,720)	(4,406,787)
Cash and cash equivalents - beginning of year	57,415,350	61,822,137
Cash and cash equivalents - end of year	$49,117,630	$57,415,350

The accompanying notes are an integral part of the audited consolidated financial statements.

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Note 1. The Company and Significant Accounting Policies:

Gold Reserve Inc. ("Gold Reserve," the "Company," "we," "us," or "our") is engaged in the business of acquiring, exploring and developing mining projects and was incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014.

Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. Management's primary activities have been focused on the July 2016 settlement agreement, (as amended, the "Settlement Agreement") with the Bolivarian Republic of Venezuela ("Venezuela") in regards to the payment of the Award (as defined herein), the advancement of the Siembra Minera project (the "Siembra Minera Project") (including the related social and humanitarian efforts) and the acquisition of our Mining Data (as defined herein) by Venezuela, identifying our legal options associated with the collection of the unpaid balance of the Award and the purported revocation of the mining rights in connection with the Siembra Minera Project, along with any future operational strategies if there is a successful appeal or overturning of such purported revocation.

The U.S. and Canadian governments have imposed various sanctions targeting Venezuela (the "Sanctions"). The Sanctions, in aggregate, essentially prevent any dealings with Venezuelan government or state-owned or controlled entities and prohibit directors, management and employees of the Company who are U.S. Persons from dealing with certain Venezuelan individuals or entering into certain transactions.

The Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit directors, management and employees of the Company who are U.S. Persons (as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with Specially Designated Nationals ("SDNs") and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy,

The Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law),

The Sanctions have adversely impacted our ability to collect the remaining funds owed by Venezuela, which is expected to continue for an indeterminate period of time. Even if there is a successful appeal or overturning of the purported revocation by the Venezuelan Ministry of Mines of the mining rights in connection with the Siembra Minera Project, the Sanctions could adversely impact our ability to finance, develop and operate such project, and the Sanctions will continue indefinitely until modified by the U.S. government or the Canadian government.

The cumulative impact of the Sanctions continues to restrict the Company from working with those Venezuelan government officials responsible for the payment and transfer of funds associated with the Settlement Agreement which adversely impacts our ability to collect the remaining balance of the Award plus interest and/or amounts due pursuant to the Settlement Agreement from Venezuela. Even if we are successful in appealing or otherwise overturning the purported revocation by the Venezuelan Ministry of Mines of the mining rights in connection with the Siembra Minera Project, the Sanctions continue to restrict the Company from working with those Venezuelan government officials responsible for the operation of Siembra Minera and the development of the Siembra Minera Project and, until Sanctions are lifted, would obstruct any ability for us to develop the Siembra Minera Project as originally planned.

Basis of Presentation and Principles of Consolidation. These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The statements include the accounts of the Company, Gold Reserve Corporation and three Barbadian subsidiaries one of which was formed to hold our equity interest in Siembra Minera which is beneficially owned 55% by a Venezuelan state-owned entity and 45% by Gold Reserve. Our investment in Siembra Minera is accounted for as an equity investment. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. Our policy is to consolidate those subsidiaries where control exists. We have only one operating segment, the exploration and development of mineral properties.

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Cash and Cash Equivalents. We consider short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value. We manage the exposure of our cash and cash equivalents to credit risk by diversifying our holdings into various major financial institutions. (See Note 4.)

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized development costs under property, plant and equipment. Mineral property acquisition costs are capitalized and holding costs of such properties are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Mineral properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Property, plant and equipment is recorded at cost and are depreciated on a straight-line basis over their estimated useful lives, except for equipment not yet placed into use. Included in property, plant and equipment is certain equipment, relating to the Brisas Project that is not being depreciated as it is not in use. The ultimate recoverable value of this equipment may be different than management's current estimate. We have additional property, plant and equipment which are recorded at cost less accumulated depreciation. Replacement costs and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Furniture, office equipment and leasehold improvements are depreciated using the straight-line method over five to ten years. The remaining property, plant and equipment are fully depreciated.

Impairment of Long-Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or eventual disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on a determination of the asset's fair value. Fair value is generally determined by discounting estimated cash flows based on market participant expectations of those future cash flows, or applying a market approach that uses market prices and other relevant information generated by market transactions involving comparable assets.

Foreign Currency. The U.S. dollar is our (and our foreign subsidiaries') functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. We maintain an equity incentive plan which provides for the grant of stock options to purchase Class A common shares. We use the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock-based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of stock options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Stock options granted under the plan become fully vested and exercisable upon a change of control.

Income Taxes. We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Uncertain Tax Positions. We record uncertain tax positions based on a two-step process that separates recognition from measurement. The first step is determining whether a tax position has met the recognition threshold which requires that the Company determine if it is more likely than not that it will sustain the tax benefit taken or expected to be taken in the event of a dispute with taxing authorities. The second step, for those positions meeting the “more likely than not” threshold, is to recognize the largest amount of benefit that is greater than 50 percent

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likely to be realized upon settlement with taxing authorities. Management periodically evaluates positions taken in tax returns in situations in which applicable tax regulation is subject to interpretation. The Company establishes provisions where appropriate on the basis of amounts expected to be received from or paid to tax authorities.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income (Loss) Per Share. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of Class A common shares outstanding during each period. Diluted net income per share reflects the potentially dilutive effects of outstanding stock options. In periods in which a loss is incurred, the effect of potential issuances of shares under stock options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same in those periods.

Marketable Securities. The Company's marketable securities consist of equity securities, which are reported at fair value with changes in fair value included in the statement of operations.

Equity accounted investments. Investments in incorporated entities in which the Company has the ability to exercise significant influence over the investee are accounted for by the equity method.

Financial Instruments. Marketable securities are measured at fair value at each reporting date, with the change in value recognized in the statement of operations as a gain or loss. Cash and cash equivalents, deposits, advances and receivables are accounted for at amortized cost which approximates fair value (See Note 4). Accounts payable and contingent value rights are recorded at amortized cost which approximates fair value.

Note 2. New Accounting Policies:

Adopted in the year

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815). This update is intended to clarify certain interactions between Topics which guide the accounting for certain equity securities and investments under the equity method of accounting. These amendments improve current GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. This update was effective for us commencing with the annual period beginning January 1, 2021, including interim periods within the year. The adoption of this standard did not have a significant impact on our financial statements.

Note 3. Arbitral Award, Settlement Agreement and Mining Data Sale:

In October 2009 we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes ("ICSID") to obtain compensation for the losses caused by the actions of Venezuela that terminated our previous mining project known as the "Brisas Project." On September 22, 2014, we were granted an Arbitral Award (the "Award") totaling $740.3 million.

In July 2016, we signed the Settlement Agreement, subsequently amended, whereby Venezuela agreed among other things to pay us a total of approximately $1.032 billion which is comprised of $792 million to satisfy the Award (including interest) and $240 million for the purchase of our mining data related to the Brisas Project (the "Mining Data") in a series of payments ending on or before June 15, 2019. As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.

To date, the Company has received payments of approximately $254 million pursuant to the Settlement Agreement. The remaining unpaid amount due from Venezuela pursuant to the Settlement Agreement, which is now delinquent, totals approximately $924 million (including interest of approximately $146 million) as of December 31, 2021. "). In relation to the unpaid amount due from Venezuela, the Company has not recognized an Award receivable or associated liabilities on its financial statements which would include taxes, bonus plan and contingent value right

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payments, as management has not yet determined that payment from Venezuela is probable. This judgement was based on various factors including the Sanctions imposed on Venezuela, the current economic and political instability in Venezuela and the history of non-payment by Venezuela under the terms of the Settlement Agreement. The Award receivable and any associated liabilities will be recognized when, in management’s judgment, it is probable that payment from Venezuela will occur.

The interest rate provided for on any unpaid amounts pursuant to the Award is specified as LIBOR plus two percent. With the phase out of LIBOR, if and when it is possible to engage with the Venezuelan government, we expect that, if necessary, we will either come to an agreement with Venezuela as to an appropriate replacement or, alternatively, petition the court responsible for the enforcement of our Award judgement to rule on a new interest rate benchmark.

In addition to other constraints, the Sanctions restrict the Company from working with those Venezuelan government officials responsible for the payment and transfer of funds associated with the Settlement Agreement which adversely impacts our ability to collect the remaining balance of the Award plus interest and/or amounts due pursuant to the Settlement Agreement from Venezuela. The Company, with counsels’ assistance, continues to evaluate and pursue various options in regard to the Award and the Settlement Agreement.

In March 2020, the U.S. Congress passed legislation which allows companies to carryback net operating losses incurred in 2018, 2019 and 2020 to offset income earned in prior years. In response to this legislation, management reduced its estimate of the U.S. related income tax due on amounts received in 2018 from the sale of Mining Data. The effect of this change in estimate was to increase the net proceeds subject to the CVR (as defined below) and the Bonus Plan (as defined below) and as a result, the Company recorded an increase in its obligation to the CVR holders and Bonus Plan participants by approximately $60 thousand and $70 thousand, respectively.

We have Contingent Value Rights ("CVRs") outstanding that entitle the holders to an aggregate of 5.466% of certain proceeds from Venezuela associated with the collection of the Award and/or sale of Mining Data or an enterprise sale (the "Proceeds"), less amounts for certain specified obligations (as defined in the agreement), as well as a bonus plan as described below. We have been advised by the holder of the majority of the CVRs that it believes that the Company's 45% interest in Siembra Minera represents "Proceeds" for purposes of the CVRs and as such it believes the CVR holders are entitled to the value of 5.466% of that interest on the date of its acquisition. For a variety of reasons, the Company does not agree with that position and believes it is inconsistent with the CVRs and the terms and manner upon which we reached settlement as to the Award with the Venezuelan government. This matter has not been resolved and it is not possible at this time to determine its outcome. As of December 31, 2021, the total cumulative estimated obligation due pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award was approximately $10 million, of which approximately $60 thousand remains payable to CVR holders.

We maintain a bonus plan (the "Bonus Plan") which is intended to compensate the participants, including executive officers, employees, directors and consultants for their past and present contributions to the Company. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized less applicable taxes multiplied by 1.28% of the first $200 million and 6.4% thereafter. As of December 31, 2021, the total cumulative estimated obligation pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.4 million, of which approximately $70 thousand remains payable to Bonus Plan participants.

Due to U.S. and Canadian Sanctions and the uncertainty of transferring the remaining amounts due from Venezuela to bank accounts outside of Venezuela, management only considers those funds received by the Company into its North American bank accounts as funds available for purposes of the CVR and Bonus Plan cash distributions.

Following receipt, if any, of additional funds pursuant to the Settlement Agreement and after applicable payments to CVR holders and Bonus Plan participants, we expect to distribute to our shareholders a substantial majority of any remaining amounts, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the collection of the remaining amount owed by Venezuela.

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Note 4. Cash and Cash Equivalents:

Cash and Cash Equivalents

	December 31,	December 31,
	2021	2020
Bank deposits	$1,846,842	$9,457,061
Short term investments	47,270,788	47,958,289
Total	$49,117,630	$57,415,350

Short term investments include money market funds and U.S. treasury bills which mature in three months or less.

One of the Company’s Barbadian subsidiaries has a U.S. dollar account in an Antiguan bank which is part of a banking group based in Venezuela. The account was intended to be used to fund the Company’s activities related to the Siembra Minera project. The Company has been unable to access these funds or transfer the funds out of the account. As a result, the Company has fully impaired the financial asset and recorded an impairment loss of $1,166,529 in the fourth quarter of 2021.

Note 5. Marketable Securities:

	December 31,	December 31,
Schedule of Marketable Securities Value	2021	2020
Equity securities
Fair value and carrying value at beginning of year	$83,575	$177,945
Increase (decrease) in fair value	21,643	5,756
Disposals during the year	–	(100,126)
Fair value and carrying value at balance sheet date	$105,218	$83,575

Marketable equity securities are classified as trading securities and accounted for at fair value, based on quoted market prices with unrealized gains or losses recorded in the Consolidated Statements of Operations.

Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity's own assumptions. The fair values of the Company's marketable equity securities as at the balance sheet date are based on Level 1 inputs.

Note 6. Property, Plant and Equipment:

Property, Plant and Equipment

		Accumulated
	Cost	Depreciation	Net
December 31, 2021
Machinery and equipment	$1,602,133	$–	$1,602,133
Furniture and office equipment	423,813	(322,389)	101,424
Transportation equipment	326,788	(230,695)	96,093
Leasehold improvements	29,390	(25,362)	4,028
Mineral property	350,000	–	350,000
	$2,732,124	$(578,446)	$2,153,678

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		Accumulated
	Cost	Depreciation	Net
December 31, 2020
Machinery and equipment	$1,858,959	$–	$1,858,959
Furniture and office equipment	421,432	(286,083)	135,349
Transportation equipment	326,788	(165,338)	161,450
Leasehold improvements	29,390	(20,596)	8,794
Mineral property	350,000	–	350,000
	$2,986,569	$(472,017)	$2,514,552

Machinery and equipment consists of a semi-autogenous grinding (SAG) mill and minor infrastructure equipment originally intended for use on the Brisas Project. We evaluate our equipment and mineral property to determine whether events or changes in circumstances have occurred that may indicate that the carrying amount may not be recoverable. We regularly obtain comparable market data for similar equipment as evidence that our equipment’s fair value less cost to sell is in excess of the carrying amount. During the fourth quarter of 2020, the Company determined that the value of the motor for the SAG mill had declined to the extent that it should be disposed of in order to reduce equipment holding cost and accordingly it was written down to scrap value. The Company recorded impairment write-downs of property, plant and equipment of NIL and $3.7 million during the years ended December 31, 2021 and 2020, respectively. During the years ended December 31, 2021 and 2020, the Company disposed of certain property, plant and equipment and recorded a gain (loss) of $58,562 and $(30,476), respectively.

Note 7. Empresa Mixta Ecosocialista Siembra Minera, S.A.:

In October 2016, together with an affiliate of the government of Venezuela, we established Siembra Minera by our purchasing shares in Siembra Minera for a nominal amount and entering into the Contract for the Incorporation and Administration of the Mixed Company with the government of Venezuela (the "Mixed Company Formation Document"). The primary purpose of this entity is to develop the Siembra Minera Project, as defined below. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera (pursuant to the agreement which governs the formation and operation of Siembra Minera) was granted certain gold, copper, silver and other strategic mineral rights (primarily comprised of the historical Brisas and Cristinas areas) contained within Bolivar State comprising the Siembra Minera Project (which has a twenty year term with two ten year extensions) and is, among other things authorized, via current or future Presidential Decrees and Ministerial resolutions, to carry on its business, pay a net smelter return royalty to Venezuela on the future sale of gold, copper, silver and any other strategic minerals over the life of the Siembra Minera Project and provide net profits participation based on the sales price of gold per ounce. A number of authorizations, which still have not been provided by the current administration, are critical to the future operation and economics of the Siembra Minera Project. Pursuant to the Settlement Agreement (as described in Note 3), both parties will retain their respective interest in Siembra Minera in the event all of the agreed upon Settlement Agreement payments are not made by Venezuela.

In March 2022, the Ministry of Mines of Venezuela issued a Resolution that purports to revoke the mining rights of Siembra Minera for alleged non-compliance with certain Venezuelan mining regulations. We are considering all legal rights and remedies available under the Settlement Agreement and applicable law.

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On March 16, 2018, the Company announced the completion of a technical report for the Preliminary Economic Assessment ("PEA") for the Siembra Minera Project. The Company has directly incurred the costs associated with the Siembra Minera Project which, beginning in 2016 through December 31, 2021, amounted to a total of approximately $22.7 million. The Siembra Minera Project and related expenditures primarily include costs associated with the completion of the PEA that included a number of engineering and environmental third-party advisors as well as costs associated with a number of social work programs in the vicinity of the Siembra Minera Project, which are expensed as incurred and classified within "Siembra Minera Project Costs" in the Consolidated Statements of Operations. Project expenditures incurred in 2021 and 2020 include costs associated with the retention of technical consultants, work related to compliance and reporting obligations, maintenance of the technical data base, and ongoing costs of social work programs.

Even if the purported revocation of the mining rights in connection with the Siembra Minera Project is successfully appealed or overturned, the Sanctions, along with other constraints, could adversely impact our ability to finance, develop and operate the Siembra Minera Project.

Note 8. 401(k) Plan:

The 401(k) Plan, formerly entitled the KSOP Plan, was originally adopted in 1990 and was most recently restated effective January 1, 2021. The purpose of the 401(k) Plan is to offer retirement benefits to eligible employees of the Company. The 401(k) Plan provides for a salary deferral, a non-elective contribution of 3% of each eligible Participant’s annual compensation and discretionary contributions. Allocation of Class A common shares or cash to participants' accounts, subject to certain limitations, is at the discretion of the Board. Cash contributions for the 2021 plan year were approximately $163,000. For the 2020 plan year, 123,662 Class A common shares with a fair value of approximately $170,000 were contributed to participants in the 401(k) Plan.

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Note 9. Stock Based Compensation Plans:

Equity Incentive Plan

The Company's equity incentive plan provides for the grant of stock options to purchase the Company’s Class A common shares. During the second quarter of 2021, the number of shares available under the plan was increased to a maximum of 9,939,500 shares. As of December 31, 2021, there were 2,721,107 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by the Board or a committee of the Board established pursuant to the equity incentive plan.

Stock option transactions for the years ended December 31, 2021 and 2020 are as follows:

	2021		2020
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	4,629,565	$ 2.36	4,369,565	$ 3.09
Options granted	3,033,750	1.60	260,000	1.72
Options expired	(444,922)	1.85	-	-
Options outstanding - end of period	7,218,393	$ 2.08	4,629,565	$ 2.36

The following table relates to stock options at December 31, 2021:

	Outstanding Options				Exercisable Options
Exercise Price	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$1.60 - $1.60	2,983,750	$1.60	$ 0	9.76	2,983,750	$1.60	$ 0	9.76
$1.61 - $1.93	435,000	$1.77	0	7.78	389,998	$1.78	0	7.67
$2.39 - $2.39	3,369,643	$2.39	0	5.13	3,369,643	$2.39	0	5.13
$3.15 - $3.26	430,000	$3.21	0	2.95	430,000	$3.21	0	2.95
$1.60 - $3.26	7,218,393	$2.08	$ 0	7.07	7,173,391	$2.08	$ 0	7.06

In October 2021, in conjunction with the implementation of a three-year cost reduction program which included the reduction of cash compensation, the Company granted approximately 3.0 million options to purchase the Company’s Class A common shares and recorded non-cash stock option expense of approximately $1.9 million. Including the options issued under the cost reduction program, the Company granted a total of 3,033,750 and 260,000 options during the years ended December 31, 2021 and 2020, respectively. The Company recorded non-cash compensation during years ended December 31, 2021 and 2020 of $1,992,415 and $656,775, respectively for stock options granted in the current and prior periods. Approximately $1.6 million of 2021 stock option compensation is recorded in Corporate General and Administrative expense and $0.4 million is recorded in Siembra Minera Project and related costs.

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The weighted average fair value of the options granted in 2021 and 2020 was calculated as $0.64 and $0.72, respectively. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

2021 2020

Risk free interest rate	0.94%	0.26%
Expected term	5.0 years	5.0 years
Expected volatility	45%	49%
Dividend yield	0	0

The risk-free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and projected post-vesting behavior. The expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the option.

In the third quarter of 2020, in order to reflect the decrease in the market price of the Class A Shares as a result of the return of capital transaction that was completed in 2019, the Company reduced the exercise price of 4,369,565 previously granted options of 17 option holders. The exercise price was reduced to the higher of: (i) the original exercise price of each option less $0.76; or (ii) the closing price on the principal market of the Class A Shares on the day prior to the re-pricing becoming effective. Approval of shareholders was given with respect to the stock options granted to Company insiders. The re-pricing was accounted for as a modification under ASC 718 and the Company recorded non-cash compensation expense of approximately $500,000 which represents the increase in the fair value of the options as a result of the re-pricing.

Change of Control Agreements

The Company maintains change of control agreements with certain officers and employees. A Change of Control is generally defined as one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of 25 percent of the voting power of the Company’s outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control. As of December 31, 2021, the amount payable under the change of control agreements, in the event of a Change of Control, was approximately $6.4 million, which has not been recognized herein as no event of a change of control has been triggered as of the date of this report.

Milestone bonuses

The Company implemented an incentive bonus plan in the fourth quarter of 2021 which involves senior management whose cash compensation was reduced as part of the three-year cost reduction program referred to above. The plan provides for the payment of a bonus upon the achievement of specific objectives related to the development of the Company’s business and prospects in Venezuela within certain time frames. As of December 31, 2021, the amount payable under the plan in the event of the achievement of the specific objectives was approximately $3.2 million. This amount has not been recognized herein and will only be recognized when, in management’s judgment, it is probable the specific objectives will be achieved.

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Note 10. Income Tax:

Income tax benefit for the years ended December 31, 2021 and 2020 differs from the amount that would result from applying Canadian tax rates to net income before taxes. These differences result from the items noted below:

	2021		2020
	Amount	%	Amount	%
Income tax benefit based on Canadian tax rates	$ 2,649,198	25	$ 3,151,661	25
Increase (decrease) due to:
Different tax rates on foreign subsidiaries	(658,471)	(6)	(382,207)	(3)
Non-deductible expenses	(419,589)	(4)	(155,633)	(1)
Change in valuation allowance and other	(1,571,138)	(15)	(1,524,461)	(12)
	$ 0	0	$ 1,089,360	9

The Company recorded an income tax benefit of $0 and $1.1 million for the years ended December 31, 2021 and 2020, respectively. The Company recorded a valuation allowance to reflect the estimated amount of the deferred tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for deferred tax assets may be reduced if our estimate of future taxable income changes. With respect to the prior year and as part of the US government response to the COVID-19 pandemic, the U.S. Congress passed the CARES act in late March 2020 which, among other things, allowed companies to carryback losses incurred in 2018, 2019 and 2020. The Company recorded an income tax benefit in 2020 to reflect the carryback of U.S. taxable losses incurred in 2020 and 2019 to offset taxable income in 2018.

The Company has an income tax receivable of $8.7 million related to the carryback of losses as noted above and prior year overpayments resulting from revisions to management's estimates of the timing and amount of deductions available to the Company's U.S. subsidiary associated with the write-off of certain subsidiaries primarily related to the Company's previous investment in the Brisas Project. The 2017 tax filing of the Company’s U.S. subsidiary is under examination by the Internal Revenue Service. Additionally, the Company’s 2018 Canadian tax return is under examination by the Canada Revenue Agency. Determining our tax liabilities requires the interpretation of complex tax regulations and significant judgment by management. There is no assurance that the tax examinations to which we are currently subject will result in favorable outcomes.

The components of the Canadian and U.S. deferred income tax assets and liabilities as of December 31, 2021 and 2020 were as follows:

	December 31,
	2021	2020
Deferred income tax assets
Net operating loss carry forwards	$40,045,479	$35,650,114
Property, Plant and Equipment	2,023,434	5,676,072
Other	1,537,637	1,638,122
Total deferred income tax asset	43,606,550	42,964,308
Valuation allowance	(43,557,562)	(42,958,243)
Deferred income tax assets net of valuation allowance	$48,988	$6,065

Deferred income tax liabilities
Other	(48,988)	(6,065)
Net deferred income tax asset	$-	$-

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At December 31, 2021, we had the following U.S. and Canadian tax loss carry forwards stated in U.S. dollars.

	U.S.	Canadian	Expires
$		$ 2,045,340	2026
		3,795,885	2027
		14,468,183	2028
		13,711,604	2029
		16,939,924	2030
		18,968,793	2031
		5,503,651	2032
		8,001,176	2033
		9,270,575	2034
		13,233,063	2035
		15,732,719	2036
		11,864,629	2037
		1,135,412	2038
		2,959,210	2039
		4,398,737 16,040,571	2040 2041
	2,514,815		-
	$2,514,815	$ 158,069,472